28 August 2008

PT Indosat Tbk

IDX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As of 30 June 2008)

Rp38.58 trillion

Issued shares

5,433,933,500

Share Price (IIT)

(As of 30 June 2008) US$36.23.

Hi/Lo (6 mo) US$47.01 / US$29.20

Share Price (ISAT)

(As of 30 June 2008) Rp6,750.-

Hi/Lo (6 mo) Rp8,750 / Rp5,300

Major Shareholders

(As of 30 June 2008)

ICL entities                                     40.81%

Public                                             20.87%

Government of Indonesia              14.29%

Fidelity entities                               12.17%

Skagen AS entities                          5.77%

Noonday / Farallon entities              6.09%

IDR  to  USD Conversion

1 USD = Rp9,225 (30 June 2008)

Corporate and Bond Ratings

Moodys: Stable Outlook

: Ba1/LC Currency Issuer Rating

: Ba1/LC Corp Family Rating

S&P

: Stable Outlook

: BB/LT Foreign Issuer Credit

: BB/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB-/Foreign Currency LT Debt

: BB-/Local Currency LT Debt

Pefindo: idAA+/Long Term

Investor Relations Division

PT Indosat Tbk - Indonesia

Ph: +62 21 3869614/300030001

Fax : +62 21 3804045

First Half 2008 Results

Financial Summary For Period Ended 30 June 2008 (in Rp billion)

	1H -2007	1H -2008	Change (%)
Operating Revenues	7,690.2	8,834.1	14.9%
Operating Expenses	5,662.2	6,737.6	19.0%
Operating Income	2,028.0	2,096.4	3.4%
Other Income (Expenses)	(828.3)	(617.0)	25.5%
Net Income	845.1	1,055.8	24.9%
EBITDA	4,053.0	4,413.9	8.9%
EPS (in Rp)	155.5	194.3	24.9%

Balance Sheet as of  30 June 2008 (in Rp billion)

	1H -2007	1H -2008	Change (%)
Total Assets	39,726.1	50,246.1	26.5%
Total Liabilities	24,383.3	33,664.6	38.1%
Total Stockholders Equity	15,342.8	16,581.5	8.1%

Financial Ratios For Period Ended 30 June 2008

	Formula	1H-2007 (%)	1H-2008 (%)
EBITDA Margin	EBITDA/Operating Revenues	52.7	50.0
Interest Coverage	EBITDA/Interest Expense	648.7	505.1
Gross Debt to Equity	Gross Debt /Total Equity	96.2	118.7
Net Debt to Equity	Net Debt / Total Equity	53.4	62.2

Highlights of the 1H-2008 results

•

Indosat continues growing its revenue and net income in double digit year on year despite intensifying competition and price war in 1H-2008.

•

Cellular revenues grew by 12.1% driven by increasing subscriber base   reaching 32.4 million by end of June 2008.

•

Fixed data services grew by 34.5% driven mainly by increase in Internet, leased lines and IPVPN.

•

Fixed voice (Fixed telecommunication) services revenues grew by 10.2% driven mainly by increase in international traffic and increase of Starone subscribers reaching of 795 thousand subscribers by end of June 2008.

•

Indosat issued Indosat Bonds VI and Indosat Sukuk Ijarah III in April 2008 with amounted Rp1,080 billion and Rp570 billion respectively.

•

The committed capital expenditure was Rp5,312.3 billion with 77% for cellular network. The company has rolled out 1,304 new BTS and operated total 12,064 BTS as of June 2008.

FIRST HALF 2008

OPERATING AND FINANCIAL RESULTS

Jakarta, 28 August 2008.  PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated First Half 2008 limited reviewed by independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

The Company recorded operating revenues and operating income for the period ended 30 June 2008 amounting to Rp8,834.1 billion and Rp2,096.4 billion or grew 14.9% and 3.4% respectively. Net income was recorded as Rp1,055.8 billion or grew 24.9%.

Operating revenues

Operating Revenues was Rp8,834.1 billion, an increase of Rp1,143.9 billion or grew 14.9% compared to 1H 2007. The cellular services, fixed data services and fixed voice services contributed 75%, 15% and 10% respectively.

Cellular. The cellular operating revenues was Rp6,610.8 billion, an increase of 12.1% from Rp5,897.1 billion in the 1H-2007 driven by increase in subscriber base. As of 30 June 2008, Indosat reached 32.4 million subscribers or a total net add of 12.4 million subscribers from end 1H-2007 or 7.9 million from end of 2007. ARPU cellular was Rp40,961 or decline 24.6% from last year due to penetrating lower market and decrease in tariff as the impact of lower interconnection charges and intensified competition.

Fixed Data (MIDI). Operating revenues from fixed data services grew 34.5%, from Rp1,018.7 billion in 1H-2007 to Rp1,370.2 billion in 1H-2008 primarily due to increase revenues in Internet, leased lines and IPVPN. The increase was supported by the growing demand from corporate markets in Indonesia.

Fixed Voice (Fixed Telecommunication). Operating revenues from Fixed Voice services increased from Rp774.4 billion in 1H-2007 to Rp853.2 billion in 1H-2008 or grew by 10.2% on a year-on-year basis due to increase of international call (IDD) revenue and increase of fixed wireless services revenue. The increase in IDD revenue was driven by increase in IDD traffic in incoming traffic. Fixed wireless services contribution also increased from only 12.6% to 15.6% of total Fixed Voice revenues due to increase customer based after frequency migration in Jakarta.

Operating expenses

Operating expenses increased by Rp1,075.4 billion, or 19.0%, from Rp5,662.2 billion in the 1H-2007 to Rp6,737.6 billion in the 1H-2008 mostly in  cost of services, such government levies, rent, utilities site and interconnection, in depreciation and amortization expenses and in marketing expenses as the competition becoming intensifying.

Cost of Services expenses. It increased by Rp663.6 billion, or 30.8%, from Rp2,153.5 billion in 1H-2007 to Rp2,817.1 billion in 1H-2008. The increase was due to increase in government levies, utilities sites, rental site, SIM card costs and interconnection due to our network expansion. Government levies is mostly include frequency fee including annual 3G license payment, USO and concession fee.

Depreciation and Amortization expenses. It increased by Rp292.5 billion or 14.4% from Rp2,025.0 billion in the 1H-2007 to Rp2,317.4 billion for the 1H-2008. The increase in depreciation expenses follows the increase in capital expenditures.

Personnel expenses. It increased by Rp12.2 billion, or 1.5%, from Rp797.5 billion in 1H-2007 to Rp809.7 billion in 1H-2008. Personnel expenses grew primarily due to an adjustment in salary in accord with due to higher inflation rate after increasing oil price.

Administration & General expenses. It decreased by Rp6.9 billion or 1.9%, from Rp368.6 billion in 1H-2007 to Rp361.7 billion in 1H-2008. The decrease was due to decrease in provision for doubtful account and professional fee while there was an increase in office utilities and rent.

Marketing expenses. It increased by Rp114.1 billion or 35.9%, from Rp317.6 billion in 1H-2007 to Rp431.7 billion in 1H-2008. The increase was due to aggressive marketing campaigns & promotion as well as customer loyalty programs in responding to tighter competition. As the percentage of revenue, Indosat still maintains its marketing expenses below 5% of total gross operating revenues.

Other income/ (expenses)

Other expenses decreased from Rp828.3 billion in 1H-2007 to Rp617.0 billion in 1H-2008. The higher financing costs can be compensated by the gain on foreign exchange and higher in interest income.

Financing cost. It increased by Rp251.7 or 39.4% from Rp639.5 billion in 1H-2007 to Rp891.2 billion in 1H-2008, due to new bond and loan issuances in late 2007 and 2008. These new debts are to finance capital expenditure.

Gain (Loss) on Foreign Exchange-Net and Gain (Loss) on change in fair value of derivative-net. Indosat recorded a gain in net-foreign exchange of Rp123.9 billion in 1H-2008 compared to a loss of Rp30.8 billion in 1H-2007 due to strengthening of the Rupiah against the US Dollar during First Half of this year compared to weakening of Rupiah against US Dollar during the same period of last year. Indosat recorded a gain on change in fair value of derivative-net of Rp40.9 billion in 1H-2008 compared to loss on change in fair value of derivative-net Rp90.1 billion in 2007, as a result of gain in marked to market of cross currency swap.

Interest income. It increased by Rp157.5 billion or 192.1% from Rp82.0 billion in 1H-2007 to Rp239.5 billion in 1H-2008 due to the higher average cash balance and higher interest rate.

Status of debt

Indosat debt composition in 2008 was Rp 13,510 billion in bonds and Rp 6,175 billion in loans. Indosat debt currency composition was 68.2% in Rupiah and 31.8% in USD. This composition was initiated to reduce foreign currency exposure.

In April 9, 2008, Indosat issued Indosat Bond VI and Sukuk Ijarah III. Indosat Series A bonds in amount of Rp760.0 billion which bear interest at the fixed rate of 10.25% per annum will mature on April 9, 2013. Indosat Series B bonds in amount of Rp320.0 billion which bear interest at the fixed rate of 10.8% per annum will mature on April 9, 2015. Indosat Sukuk Ijarah III in amount of Rp570.0 billion and pays Rp14.6 billion on a quarterly basis.

In June 2008, Indosat entered into a credit facility agreement with 13 banks and financial institutions with ING N.V. Bank and DBS Bank Ltd. as the arranger. The total amount of the facility is US$450,000. The purpose of this facility is to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes Due 2012, and/or (iii) general working capital requirements. As of June 30, 2008, the Company has not yet utilized the facilities.

As of 30 June 2008, the Company had outstanding debt of Rp19,684.7 billion. We had hedging facility amounting to USD400.0 million or representing 57.73% of our USD denominated borrowings. While the cash position as at 30 June 2008 was Rp9,377.9 billion, therefore the net debt was Rp10,306.8 billion.

Capital expenditures

In 1H-2008 Indosat committed Rp5,312.3 billion for capital expenditure as was planned mainly for cellular network and services expansion.

The committed capital expenditure as 1H-2008 was: (i) Rp4,079.7 billion for cellular network, (ii) Rp1,120.0 billion for fixed telecom, fixed data, backbone and subsidiary company, (iii) Rp66.7 billion for IT, and (iv) Rp45.9 billion  for regional activities and properties.

Network Development

In First Half of 2008, Indosat added 1,304 new BTSs so that the total BTSs as of 30 June 2008 were 12,064.

In the first six months of 2008, we have installed 1,304 new BTSs, and as a result company’s BTSs as of 30 June, 2008 were 12,064. Indosat cellular coverage were in 33 provinces, 428 Regencies or 97.3% of total regencies in Indonesia and 3,482 districts or 64.8% of total districts in Indonesia. As of 30 June, 2007, we operate 8,366 BTS, 195 base station controllers and 51 mobile switching centers.

As of 30 June

  FY 2007

1H 2008

Additional

Base Stations (BTS)

10,760

12,064

1,304

Base station controllers

238

247

9

Mobile switching centers

56

70

14

Cellular Services

Mentari (prepaid cellular)

In February 2008, Indosat launched Mentari Free 1st minute program for Mentari customers which offers free of charge in the first minute up to 20 calls per day for customers who reload at least Rp 10.000 for making local call to Mentari, IM3, and Matrix from 5.00 AM to 5.00PM. The Free 1st Minute will be given based on reload denomination. For reload amounted Rp10k and Rp25k will have free 1st minute for 7 days while reload more than Rp25k will get it for 15 days

In April 2008, Indosat launched Mentari Hebat 100 which modified previous Mentari 50 program which offers customers a local call of Rp100/30sec flat to 4 Indosat registered customers all day and all week long.

In May 2008, Indosat launched Mentari Rp5/sec for new Mentari customers and registered customers which offers Rp5/second for on net and off net calls to all operators nationwide between 23.00 to 17.00. For calls between 17.00 and 23.00, the tariff will be Rp20/second.

IM3 (prepaid cellular)

In January 2008, Indosat launched new program namely IM3 Ce-eSan for IM3 customers, which is offers free SMS all day to their two friends which the GSM numbers has been registered to be their Ce-eSan. The IM3 customers can feel the benefit if they create voice call with accumulated Rp2000,-/day.

In April 2008, Indosat modified its IM3 per second billing promotion which offers Rp8/sec for 30 seconds followed by Rp0.00000...1/sec for the remaining call for Java (Rp240/call) and Rp4/sec for 22 seconds followed by Rp0.00000...1/sec for the remaining call for outside Java (Rp88/call) between 23.00 and 10.59.

In April 2008, Indosat offers SMS tariff to all operators of Rp100/SMS for customers in Java and Rp88/SMS for customers outside Java. This program will be valid until 19 August 2008.

In April 2008, Indosat extended its Raja SMS 10-4-10 program for IM3 customer with additional benefit of which is SMS bonus can be used to other operator.

In June2008, Indosat launched Rp40 per call which enables customers to call by Rp8/sec for the first 5 seconds and Rp0.00000…1/sec afterwards between 00.00 and 06.00 and SMS Rp40/ SMS to all operators that top up using Super Voucher 200 SMS. The program will be valid until July 10, 2008.

Matrix (postpaid cellular)

In February 2008, Indosat launched the supplementary package to add Matrix with unlimited GPRS for email using the blackberry handheld. The package is available for Matrix user and also newly potential Matrix Blackberry user that may activate the service through Gallery or Indosat Account Executive.

In April 2008, Indosat release newly Blackberry device type of 8820, 8310 and 8320 with 12 or 24 months installment period together with their monthly subscription fees.

In June 2008, Indosat launched new corporate package with 12 Months contract.

In April 2008, Indosat launched Matrix Single Tariff with one flat of Rp15/sec all day and all week long to all operators in Indonesia with free monthly fee and with minimum usage of Rp25,000. The tariff is also applied when the customers are outside their home areas.

In April 2008, Indosat offers flat rate data roaming to all Matrix, Blackberry & Indosat Broadband customers who are visiting Conexus member countries (Singapore, Hong Kong, Japan, Korea, Philippine, Taiwan) and using Conexus member networks (Singapore-Starhub, Hong Kong-Hutchison Hkg, Japan-NTT Docomo, Korea-KTF, Philippine-Smart Com, Taiwan-FarEasTone). The flat rate tariff will be US$18 usage more than 5MB while for usage below 5MB will be charged by based tariff per kilobyte by roaming partners. The promotion will be valid until October 15, 2008.

In May, 2008, Indosat launched HSPA (High Speed Packet Access) technology to become the first operator to offer such advanced technology with the fastest Wireless Broadband in Indonesia with DownLink speed up to 14.4 Mbps and Uplink speed up to 1.4Mbps.

Fixed Data (MIDI) Services

In March 2008, Indosat adjusted its Indosat World Link Tariff up to 15% on average basis to stay competitive.

In February 2008, PT Indosat Mega Media (IndosatM2) introduced newly IM2 Prepaid Wireless Broadband which enables the users to access internet through HSDPA (High Speed Downlink Packet Access) with prepaid method of payment. The user must buy the USIM inserted starter pack, and reload voucher with amount of Rp150,000, further activation can be made online through IM2 websites.

In May 2008, PT Indosat Mega Media (IndosatM2) introduced HYBRID Feature to limit customers’ internet usage based on specific package. Customers can add value through reloading a prepaid voucher.

Fixed Voice Services

International call services

In April 2008, Indosat launched FlatCall 01016 Special Tariff for Matrix, Mentari, IM3 and StarOne customers to have special tariff for international call by using 01016 to 15 countries. The tariff scheme is depend on which brand is being used, and the destination country. The cheapest tariff is Rp48/6seconds for Mentari and StarOne customers to call to China, Hong Kong, Canada, Singapore, and USA. The promotion will be valid until September 30, 2008.

Fixed Wireless Access Services (Star One)

In April 2008, Indosat launched Starone Multi Package which offers several packages of voice & sms tariff as expansion of Ngorbit Rp.25.000/month with tagline “Pilih Semuanya, Irit Semuanya” (Choose All, All Cheap). Starone subscriber can choose the packages of Rp25/minute, Rp500/hour, Rp1500/day, Rp7500/week, Rp25,000/month and SMS Rp1,500/week.

In June 2008, Indosat launched Indosat Duo which a synergy between Indosat GSM and CDMA technology that enable inactive Starone customers to automatically forward calls to their registered Indosat GSM numbers with discount tariff of Rp50/30seconds. In addition, the customers will also receive 10% bonus on Reload GSM Indosat and can be injected to their registered Starone number.

In June 2008, Indosat also launched Indosat Jelajah (Journey) that enables prepaid and postpaid Starone customers to use the service outside their service area. The service should be firstly activated in their home service. After registration their starone number, customers will receive other temporary numbers on the destination areas. Customers can choose two other local numbers and customers can have the numbers to become their permanent numbers.

In June 2008, Indosat offers StarOne communities which offer Free On Net Local and Free Call among Community member. This program is open for any kind of communities, sport community, hobbies community or even corporate. This is the first Community Program for Prepaid Subscriber in CDMA’s market. By only registering 25 members, subscriber will get Community’s Promo Benefit.

RECENT DEVELOPMENTS

Change of Control Offers

Indosat are not proven violate KPPU’s Article 5 Act Number 5/1999 on SMS price fixing

Indosat awarded the  First Rank in Annual Report Award

Mentari Thousands call for Rp1,000

IM3 per call tariff

Free 10 SMS for Matrix Auto

IM2 Prepaid mobile internet

StarOne Free Handset Program

On 22 July 2008, Indosat announced Change of Control Offers for any and all of Indosat Finance Company B.V.’s 7.75% Guaranteed Notes due 2010 and Indosat International Finance Company B.V.’s 7.125% Guaranteed Notes due 2012 at a purchase price equal to 101% of the principal amount. This action is required due to the change of controlling shareholders of ICL, from ST Telemedia, to Qatar Telecom as of 22 June 2008. Each of the Change of Control Offers will expire on 17 September 2008 and the settlement will be made on 19 September 2008.

On June 18 2008, KPPU released its verdict regarding the allegation on the violation on Article 5 Act Number 5/1999 in particularly on off-net SMS price fixing conducted by reported parties i.e. XL, T-Sel, Indosat, Telkom, Hutchison, Bakrie Telecom, Mobile-8, Smart Telecom, and Natrindo telepon Seluler. As stated in that verdict, Indosat are not proven violate Article 5 Act Number 5/1999.

On August 13, 2008, Indosat has successfully been awarded first rank in 2007 Annual Report Award (ARA) supported by Bapepam-LK, Directorate General for Tax, State Owned Enterprise Ministry, Bank Indonesia, Indonesia Stock Exchange, the National Committee on Governance, and the Indonesian Institute of Accountants for the category of Non-Financial Public Listed Company of its 2007 Annual Report. Judging criteria for this event mostly on the quality of Information on the Annual Report especially on transparency and good corporate governance including summary of key financial data, Board of Commissioners and Board of Directors’ Message, Company profile and Management and Discussion Analysis on company performances.

In August 2008, Indosat launched Mentari Thousands Call for only One Thousand Rupiah per day with customized program for each region. For customers in Java, they have to register and cost them Rp1,000 before they can get 3600 seconds to call on net between 00.00 and 17.00 while customers outside Java have to use voice call for up to Rp1,000 to get the same 3600 seconds to call on net during that day. The program will be valid until Ied Fitr.

In July 2008, Indosat launched IM3 program Rp1 for all day for all IM3 customers varies among regions. The program will valid until August 19th 2008.

In August 2008, Indosat launched Rp0.1/second and Rp0.1 per SMS all day for all IM3 customers varies among areas. The program will be valid until 7 October 2008.

In July 2008, Indosat launched SMS Bonus program to all Matrix Auto customers which offers 10 SMS for Rp7,000 usage/day. The program will be valid until 31 September 2008.

In August 2008, PT Indosat Mega Media (IndosatM2) offers prepaid mobile internet through CDMA network. Customers can buy IM2 prepaid card to have internet access with speed up to 158 Kbps.

In July 2008, Indosat launched bundling program through direct sales and consignment mechanism with Handset and Internet Modem company with affordable prices. There are variety of bundling packages such as Nexian Dual Mode 250D for free by subscribing StarOne Postpaid and minimal usage Rp 135.000/month for a year and Nexian 810 for Rp 195.000/month, Nexian 910 for Rp 200.000/month and Speed Up Internet Modem with special internet tariff of Rp25/minute.

Disclaimer Statement

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Attachment 1
PT Indosat Tbk and Subsidiaries
Status of Debt
Period to Date Ended 30 June 2008

Facility	Amo	Maturity	Interest Rate
INDOSAT			
IDR Bond (Rp billion)			
Bonds II	200	2032	Series B Fixed 16% p.a.
Bonds III	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV	815	2011	Fixed 12.0% p.a.
Bonds V	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
Bonds VI	1,080	2013 and 2015	Series A Fixed 10.25% p.a. and Series B Fixed 10.8% p.a.
USD Bond (USD million)			
Guaranteed Notes I	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II	250	2012	Fixed 7.125% p.a.
Sharia Bond (Rp billion)			
Syariah Ijarah I	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Sukuk Ijarah II	400	2014	Fixed Ijarah Return amounting to Rp10.2 payable on a quarterly basis
Sukuk Ijarah III	570	2013	Fixed Ijarah Return amounting to Rp14.61 payable on a quarterly basis
IDR Loan (Rp billion)			
Mandiri Loan	2,000	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan	2,000	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
DBS Loan	500	2013	Fixed rate of 9.7% and 10.4% for the first 2 years, floating rate prevailing annual interest rate of 3-months Certificates of Bank Indonesia + 1.5% for the following years
Goldman Sachs International ("GSI")	434.3	2013	Fixed annual rate 8.75% times Rp434.3 billion. Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of 5th year.
USD Loan (USD million)			
Finnish Export Credit Facility	22.8	2011	Fixed 4.15% p.a.
HSBC France - Coface	75.9	2019	Fixed 5.69% p.a
HSBC France - Commercial	27.0	2016	Floating rate based on U.S. Libor plus 1.45% p.a.
HSBC France - Sinosure	17.2	2019	Floating rate based on U.S. Libor plus 0.35% p.a.
LINTASARTA			
IDR Bond (Rp billion)			
Limited Bond	56.4*	2009	Floating maximum 19% p.a. and minimum 11% p.a.
IDR Loan (Rp billion)			
Facility 4 from Niaga	13.4	2009	Annual rate of 3-month Certificates of Bank Indonesia plus 3% p.a.
Facility 5 from Niaga	49.9	2011	Annual rate of 1-month Certificate of Bank Indonesia plus 2.25% p.a.

**After elimination of limited bonds issued to the Company*

Attachment 2
PT INDOSAT Tbk AND SUBSIDIARIES
KEY OPERATIONAL DATA
FOR THE SIX MONTHS ENDED JUNE 30, 2007 & 2008

Description	Unit	YTD Ended 30 June 2007	YTD Ended 30 June 2008	Growth
		1	2	3=(2-1)/1
CELLULAR				
Prepaid	subs	3,249,862	7,668,491	136.0%
Postpaid	subs	52,017	173,523	233.6%
Total Net Additions	subs	3,301,879	7,842,014	137.5%
Prepaid	subs	19,128,642	31,613,922	65.3%
Postpaid	subs	877,876	773,514	-11.9%
Total Cellular Subscribers	subs	20,006,518	32,387,436	61.9%
ARPU Prepaid	Rp	47,939	36,626	-23.6%
ARPU Postpaid	Rp	184,079	202,724	10.1%
ARPU Blended	Rp	54,326	40,967	-24.6%
BTS (2G & 3G)	Unit	8,366	12,064	44.2%
MOU Blended	Minutes	69.8	98.1	40.5%
MIDI				
Indosat : (Accumulated Numbers)				
Wholesale				
International High Speed Leased Circu	cct/64k	19,211	45,634	137.5%
Domestic High Speed Leased Circuit	cct/64k	50,491	99,017	96.1%
Satellite Transponder Leased (externa	# transp	13.7	26.4	93.5%
Datacom				
International High Speed Leased Circu	cct/64k	1,031	991	-3.9%
Domestic High Speed Leased Circuit	cct/64k	8,983	11,787	31.2%
Frame Relay	port	824	642	-22.1%
IPVPN	cct/64k	5,958	11,327	90.1%
Lintasarta : (Accumulated Numbers)				
High Speed Leased Line (SDL)	link	1,071	897	-16.2%
Frame Relay	access	4,609	4,496	-2.5%
VSAT	terminal	1,674	2,133	27.4%
IPVPN	link	3,691	5,103	38.3%
IM2				
Internet Dial Up	user	24,638	16,068	-34.8%
Internet Dedicated	link	1,360	1,238	-9.0%
IPVPN	link	305	498	63.3%
IDD				
Outgoing Traffic	min	125,002,000	215,744,728	72.6%
Incoming Traffic	min	577,215,000	669,624,616	16.0%
Total Traffic	min	702,217,000	885,369,344	26.1%
I/C Ratio	-	4.6	3.1	-32.8%
Fixed Wireless				
Prepaid	subs	455,429	750,628	64.8%
Postpaid	subs	27,931	44,805	60.4%
Total Subscribers	subs	483,360	795,433	64.6%
ARPU Prepaid	Rp	26,477	22,808	-13.9%
ARPU Postpaid	Rp	187,114	107,384	-42.6%
ARPU Blended	Rp	35,391	27,394	-22.6%
EMPLOYEES				
Indosat and its subsidiaries (including non permanent employees)	person	7,648	7,639	-0.1%

Attachement 3

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007 & 2008

(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars, except Share Data)

DESCRIPTION	Six Months Ended June 30 2007	2008		Growth [2]
	Rp	Rp	US $ [1]	
OPERATING REVENUES				
Cellular	5,897.1	6,610.8	716.6	12.1%
Multimedia, Data Communication, Internet ("MIDI")	1,018.7	1,370.2	148.5	34.5%
Fixed Telecommunication	774.4	853.2	92.5	10.2%
TOTAL OPERATING REVENUES	**7,690.2**	**8,834.1**	**957.6**	**14.9%**
OPERATING EXPENSES				
Cost of services	2,153.5	2,817.1	305.4	30.8%
Depreciation & amortization	2,025.0	2,317.4	251.2	14.4%
Personnel	797.5	809.7	87.8	1.5%
Marketing	317.6	431.7	46.8	35.9%
Administration and general	368.6	361.7	39.2	-1.9%
TOTAL OPERATING EXPENSES	**5,662.2**	**6,737.6**	**730.4**	**19.0%**
OPERATING INCOME	**2,028.0**	**2,096.4**	**227.3**	**3.4%**
OTHER INCOME (EXPENSES)				
Interest income	82.0	239.5	26.0	192.1%
Gain (loss) on foreign exchange - net	(30.8)	123.9	13.4	502.1%
Gain (loss) on change in fair value of derivatives - net	(90.1)	40.9	4.4	145.4%
Financing cost	(639.5)	(891.2)	(96.6)	39.4%
Amortization of goodwill	(113.3)	(113.3)	(12.3)	0.0%
Others - net	(36.5)	(16.9)	(1.8)	53.8%
TOTAL OTHER INCOME(EXPENSES) - Net	**(828.3)**	**(617.0)**	**(66.9)**	**-25.5%**
INCOME BEFORE INCOME TAX	**1,199.7**	**1,479.4**	**160.4**	**23.3%**
INCOME TAX BENEFIT (EXPENSE)				
Current	(340.4)	(454.5)	(49.3)	33.5%
Deferred	3.4	45.0	4.9	1240.6%
TOTAL INCOME TAX BENEFIT (EXPENSE)	**(337.0)**	**(409.5)**	**(44.4)**	**21.5%**
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF OF SUBSIDIARIES	**862.7**	**1,070.0**	**116.0**	**24.0%**
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**(17.6)**	**(14.1)**	**(1.5)**	**-19.4%**
NET INCOME	**845.1**	**1,055.8**	**114.5**	**24.9%**
BASIC EARNINGS PER SHARE	**155.53**	**194.30**	**0.02**	**24.9%**
BASIC EARNINGS PER ADS (50 B shares per ADS)	**7,776.56**	**9,715.05**	**1.05**	**24.9%**

(1) Translated into U.S. dollars using Rp9,225 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

(2) Percentage changes may vary due to rounding.

Attachment 4

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Balance sheet for the period ended 30 June, 2007 and 2008

(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2007 Rp	2008 Rp	US$ (1)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	6,560.8	9,377.9	1,016.6
Accounts receivable - net of allowance			-
Trade			-
Related parties	209.8	64.6	7.0
Third parties	1,067.4	1,084.5	117.6
Others	13.4	11.0	1.2
Inventories	132.7	188.7	20.5
Derivative assets	11.5	128.5	13.9
Advances	25.2	47.1	5.1
Prepaid taxes	788.1	702.3	76.1
Prepaid expenses	317.3	540.8	58.6
Other current assets	30.5	57.8	6.3
Total Current Assets	**9,156.8**	**12,203.2**	**1,322.8**
NON-CURRENT ASSETS			
Due from related parties - net of allowance	21.9	14.3	1.5
Deferred tax assets - net	72.3	90.8	9.8
Investment in associated companies - net of allowance	0.3	0.3	0.0
Other long-term investments - net of allowance	2.7	2.7	0.3
Property and equipment - net	26,505.1	34,433.5	3,732.6
Goodwill and other intangible assets - net	2,497.8	2,200.0	238.5
Long-term receivables	101.9	75.2	8.1
Long-term prepaid pension - net of current portion	227.6	184.3	20.0
Long-term advances	742.2	383.8	41.6
Others	397.5	657.9	71.3
Total Non-current Assets	**30,569.2**	**38,042.9**	**4,123.9**
TOTAL ASSETS	**39,726.1**	**50,246.1**	**5,446.7**

(1) Translated into U.S. dollars using Rp9,225 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Balance sheet for the period ended 30 June, 2007 and 2008
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2007 Rp	2008 Rp	2008 US$ (1)
LIABILITIES AND STOCKHOKDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable - trade			
Related parties	2.7	4.0	0.4
Third parties	304.4	522.1	56.6
Dividend payable	714.0	1,028.6	111.5
Procurement payable	3,983.3	7,036.0	762.7
Taxes payable	259.2	356.7	38.7
Accrued expenses	1,144.9	1,540.8	167.0
Unearned income	612.6	783.7	84.9
Deposits from customers	108.8	63.4	6.9
Derivative liabilities	222.6	25.0	2.7
Current maturities of :			
Loans payable	1,354.6	548.6	59.5
Bonds payable	1,050.0	1,916.4	207.7
Other current liabilities	45.8	71.7	7.8
Total Current Liabilities	**9,802.9**	**13,896.9**	**1,506.4**
NON-CURRENT LIABILITIES			
Due to related parties	15.7	18.3	2.0
Deferred tax liabilities - net	1,263.1	1,441.8	156.3
Loans payable - net of current maturities			
Related parties	0.0	1,795.5	194.6
Third parties	667.4	3,831.0	415.3
Bonds payable - net of current maturities	11,752.5	11,593.2	1,256.7
Other non-current libilities	594.8	787.6	85.4
Total Non-Current Liabilities	**14,293.5**	**19,467.5**	**2,110.3**
TOTAL LIABILITIES	**24,096.4**	**33,364.4**	**3,616.7**
MINORITY INTEREST	**286.9**	**300.2**	**32.5**
STOCKHOLDERS' EQUITY			
Capital stock	543.4	543.4	58.9
Premium on capital stock	1,546.6	1,546.6	167.7
Difference in transactions of equity changes in associated companies / subsidiaries	403.8	403.8	43.8
Difference in foreign currency translation	1.2	8.2	0.9
Retained Earning			
Appropriated	80.3	100.7	10.9
Unappropriated	11,922.5	12,923.0	1,400.9
Net income for this period	845.1	1,055.8	114.5
Total Retained Earning	**12,847.9**	**14,079.5**	**1,526.2**
Total Stockholders' Equity	**15,342.8**	**16,581.5**	**1,797.5**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**39,726.1**	**50,246.1**	**5,446.7**

(1) Translated into U.S. dollars using Rp9,225 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

Attachment 5
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2007 and 2008
(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars)

Description	2007	2008	
	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received from:			
Customers	7,657.1	8,753.0	948.8
Interest income	75.2	232.8	25.2
Refund of taxes	194.7	25.4	2.8
Swap income from interest rate swap contracts	1.4	-	-
Income from early termination of currency forward contract	0.7	-	-
Cash paid for:			
Employees, suppliers and others	(3,236.9)	(4,741.4)	(514.0)
Financing cost	(590.5)	(829.7)	(89.9)
Taxes	(224.8)	(547.6)	(59.4)
Swap cost from cross currency swap contract	(58)	(59)	(6.4)
Net Cash Provided by Operating Activities	**3,819.2**	**2,833.6**	**307.2**
CASH FLOWS FROM INVESTING ACTIVITIES			
Dividend income received from long-term investment	30.0	17.8	1.9
Proceeds from sale of short-term investment	0.0	1.3	0.1
Proceeds from sale of property and equipment	0.3	0.1	0.0
Acquisition of property and equipment	(3,505.9)	(3,748.8)	(406.4)
Acquisition of intangible asset	-	(4.9)	(0.5)
Capital contribution by minority interest in a subsidiary	47.7	-	-
Net Cash Used in Investing Activities	**(3,427.9)**	**(3,734.5)**	**(404.8)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from bonds payable	3,000.0	1,650.0	178.9
Proceeds from long-term loans	441.4	540.5	58.6
Settlement from derivative contracts	-	109.1	11.8
Decrease (increase) in restricted cash and cash equivalents	(3.1)	2.0	0.2
Repayment of long-term loans	(64.6)	(44.1)	(4.8)
Swap cost from cross currency swap contract	(31.3)	(29.2)	(3.2)
Cash dividend paid by subsidiaries to minority interest	(5.3)	(2.5)	(0.3)
Net Cash Provided by (Used in) Financing Activities	**3,337.0**	**2,225.8**	**241.3**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**3,728.3**	**1,324.9**	**143.6**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**2,807.3**	**8,053.0**	**873.0**
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF			
ACQUIRED SUBSIDIARY	**25.3**	**-**	**-**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**6,560.8**	**9,377.9**	**1,016.6**

1H-08 Results Version 8/28/20081:49 PM